UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q4 2024 Earnings Results

I. Performance in Q4 2024 – IFRS Consolidated Financial Data

(Unit: KRW B)

II. IR Event of Q4 2024 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q4’24 Earnings Results of LG Display

4. Date & Time: 02:00PM on January 22, 2025 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, IR Team Leader (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Seunghyun Pyun, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q4’24 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

In particular, the proportion of fourth-quarter revenues for which OLED products were responsible jumped to a record high of 60% amid rising OLED panel shipments for smartphones. TV panels accounted for 22% of revenues in the fourth quarter, those for IT devices including monitors, laptops, and tablet PCs accounted for 28%, panels for mobiles and other devices accounted for 42%, and automobile panels accounted for 8%.

LG Display plans to improve its business and management performance by enhancing core capabilities in all areas of its OLED business to increase customer trust and by continuing to carry out cost reduction and operational efficiency activities.

In its small- and mid-sized OLED business, the company aims to solidify its business competitiveness based on stable supply capabilities and technological leadership. Regarding OLED for mobile devices, LG Display will secure differentiated competitiveness through the preparation of future technologies required by customers, making the most of its enhanced production capabilities to reduce seasonal variability, diversify products, and expand shipments. As for OLED for IT products, the company is committed to strengthening its long-standing Tandem OLED leadership as it will also establish an efficient production response system to be aligned with the changing market environment.

With regard to its large-sized OLED business, the company will further bolster its position in the premium market by diversifying product lineups that reflect the needs of consumers, including fourth-generation OLED TVs, gaming monitors optimized for the AI TV era, and ultra-large products. The strategy is to continue qualitative growth that improves profitability through operational structure innovation, such as efficient production and sales strategies and cost reduction linked to actual demand.

Moreover, LG Display will continue to operate its automotive display business in a stable manner through differentiated products and a technology portfolio comprising Tandem-based P-OLED, Advanced Thin OLED (ATO), and high-end LTPS LCD, as well as the expansion of its customer base. The company plans to strengthen its position as the world's top player in the ever-growing automotive display market and continue to generate stable profits by accelerating cost innovation with improved manufacturing and process technology.

"Despite greater market volatility than ever, we are focusing our capabilities on continuing to improve our business performance via advancing our OLED-centered business structure and strengthening profitability through intensive cost-innovation activities," said Sung-hyun Kim, CFO and Executive Vice President of LG Display. Kim added, "We will turn around our annual earnings by further enhancing our business competitiveness."

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 22, 2025 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division